Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

Initial Resource Estimate on Kimber’s New Carotare Deposit

November 8, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to deliver a resource estimate based on the first 28 holes drilled on the Carotare deposit. This is a milestone for the Company as the estimate represents the first mineral resource reported on Carotare since its discovery in April 2005. A resource estimate on a deposit some two kilometres from the Carmen deposit is a major step towards Kimber’s goal of demonstrating a multi-million ounce resource at Monterde.

The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng. of Burgoyne Geological Inc.  As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 101,000 gold equivalent ounces and an Inferred resource of 139,000 gold equivalent ounces.

Carotare Deposit Estimate "A"
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	1,680,000	0.81	29	1.16	44,000	1,580,000	62,600
Indicated	1,020,000	0.83	29	1.17	26,900	945,000	38,400
Measured & Indicated	2,700,000	0.82	29	1.16	70,900	2,525,000	101,000
Inferred	3,780,000	0.85	25	1.14	103,000	2,990,000	139,000

* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

The Carotare, which can now be described as a “mineral deposit” instead of an “exploration target”, is but one of three adjacent epithermal systems. The Carotare, El Orito Norte, and Carmen form a belt of mineralization and alteration over three kilometres long. The Carmen deposit occupies less than one third of this altered zone. The type of mineralization on the Carotare (epithermal, oxide), the structural control, gold grades, and widths are similar to the Carmen deposit.

Alan Hitchborn, Vice President of Development comments that “Carotare has a surface expression larger than Carmen and this resource estimate from the first 28 holes represents only a fraction of the drilling that is planned. Additionally, El Orito Norte located between Carmen and Carotare is even larger with a very similar geologic system. Drilling there is expected to commence this month. Combined, Carotare and El Orito have the potential to greatly add to the total resources on the Monterde property.”

This new estimate brings total resources on Monterde property to 1,120,000 gold- equivalent ounces in the Measured and Indicated categories with 499,000 in Inferred.

Robert Longe, P.Eng.

President & CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the 1930’s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. The adjacent epithermal systems now being drilled, appear to be similar. For more information on the company please visit SEDAR or our website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

This estimate was prepared by Mr. Damir Cukor, P. Geo,  Mr. Alan Hitchborn, B.Sc,. and. Mr. J.B. Richards, P.Eng, internal QP, and was vetted by Mr. Al. Burgoyne, P.Eng, M.Sc. in his capacity as independent QP. The drill program which generated the data used was managed by Mr. Alan Hitchborn.  Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 1.0 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.